2003 – 04

SASKATCHEWAN

MID-YEAR REPORT

BUILDING FOR THE FUTURE

Budget Update

Table of Contents

Economic Overview	2

Financial Overview	8

Borrowing and Debt	11

Financial Tables	13

Appendix 1 - Major Federal Transfers Update Since the Budget	19

Appendix 2 - Income Tax Forecasts	21

ECONOMIC OVERVIEW

Introduction

The 2003-04 Budget forecasted real economic growth of 6.8 per cent for Saskatchewan in 2003 based on reasonable assumptions about the macroeconomic environment (informed by expectations of the major national forecasting agencies), non-renewable resource prices, drilling, production and sales (informed by the Department of Industry and Resources), and the crop harvest and grain prices (informed by the Department of Agriculture, Food and Rural Revitalization).

The major growth driver in the Budget forecast was the assumption of the return to a “normal” crop following two consecutive droughts, which accounted for almost 5 percentage points of real growth – the equivalent of an 82 per cent increase in the activity of about 6 per cent of the provincial economy. The Department of Agriculture, Food and Rural Revitalization’s October 22 estimate of 2003 crop year production is 20.3 million tonnes – an increase of about 36 per cent from the previous year — the equivalent of 2 percentage points of growth.

There have also been significant changes in many aspects of the external environment leading to revised expectations for commodity prices, the value of the Canadian dollar, interest rates and U.S. and Canadian economic performance. Oil and natural gas prices, for example, have been considerably stronger than expected but grain prices have decreased. The U.S. economic recovery gained momentum but Canadian growth faltered and the value of the Canadian dollar increased more quickly than anticipated.

These developments have offsetting effects on the economic forecast for the province for 2003. On balance, these and various economic indicators suggest that Saskatchewan’s economy is on track to post a 4 per cent growth in real GDP.

Crop Harvest

Saskatchewan farmers harvested 20.3 million tonnes of the major grains, oilseeds and specialty crops, 15 per cent below the 10-year average production of 23.8 million tonnes and 36 per cent above 2002 production of 14.9 million tonnes. The quality of the crop was above the 10-year average and well above the quality of the 2002 crop. Eighty-four per cent of the spring wheat crop, for example, graded No. 1 CW compared to 52 per cent for the 10-year average. Seventy-seven per cent of the durum crop also graded No. 1 CW compared to 35.0 per cent for the 10-year average.

Commodity Prices

World prices for Saskatchewan’s principal commodities were generally at relatively high levels in 2002. Oil and natural gas prices have remained at relatively high levels so far this year but grain prices decreased due to a variety of factors.

The 2003-04 Budget assumed West Texas Intermediate (WTI) crude oil prices to average US$25.00 per barrel in 2003 and US$24.00 per barrel in 2004. WTI oil prices averaged approximately US$31.33 per barrel in the first eight months of 2003. Consequently, the oil price assumption for 2003 was increased to US$30.24 per barrel, US$5.24 more than the Budget assumption.

Commodity Price Forecast

	Budget Assumption		2003	Period	Current Assumption
	2003	2004	YTD		2003	2004
Wheat (C$/tonne)*	169.84	168.52	N/A		147.00	145.20
Barley (C$/tonne)*	147.29	141.01	N/A		110.00	113.75
Canola (C$/tonne)*	367.79	371.68	N/A		320.00	295.34
WTI Oil (US$/barrel)	25.00	24.00	31.33	Jan.-Aug.	30.24	25.00
Natural Gas (C$GJ)	4.29	3.75	6.42	Jan.-Aug.	5.95	4.50
Potash (C$/tonne)	201.10	196.00	192.00	Jan.-June	191.97	192.45

*Crop year basis

Natural gas prices are projected to average C$5.95 per GJ in 2003 and C$4.50 per GJ in 2004, C$1.66 and C$0.75 more than the 2003-04 Budget assumption of C$4.29 and C$3.75, respectively. Natural gas prices averaged C$6.42 per GJ in the first eight months of 2003.

Higher U.S. stocks, weak global demand, competition from Russia, Ukraine and other emerging grain exporters and increased European Union export subsidies caused grain prices to tumble. The average price for a tonne of wheat for the 2003-04 crop year, for example, is currently projected at C$147.00 compared to the 2003-04 Budget assumption of C$169.84. Barley and canola prices are also expected to be lower.

Average potash prices are projected to decrease to C$191.97 per tonne in 2003 and C$192.45 per tonne in 2004 as a result of the appreciation of the Canadian dollar. The 2003-04 Budget assumptions for potash prices were C$201.10 per tonne for 2003 and C$196.00 per tonne for 2004.

U.S. and Canadian Economic Conditions

The U.S. economy expanded at annual rates of 1.4 per cent in the first quarter of 2003, 3.3 per cent in the second quarter and 7.2 per cent in the third quarter. The major contributors to growth were consumer spending and residential investment in the first quarter, defence spending in the second, and consumer spending, residential investment and business investment in equipment and software in the third. Massive fiscal stimulus in the form of tax cuts and a significantly accommodative monetary policy stance by the U.S. Federal Reserve Board are expected to sustain U.S. growth for the remainder of 2003 and in 2004.

The Canadian economy, which outpaced the U.S. economy for four consecutive years and posted the best performance of G-7 countries in three of those four years, is now expected to grow only 1.7 per cent in 2003, primarily reflecting the combined impact of weak U.S. growth early in the year, the rapid appreciation of the Canadian dollar, inventory overhang, SARS, BSE, forest fires in B.C. and the power blackout in Ontario.

At a Glance (Per cent Change Unless Noted Otherwise)

	Budget Assumption		2003	Period	Current Assumption
	2003	2004	YTD		2003	2004
U.S. Growth	2.6	4.1	1.4	Q1	2.5	3.8
			3.3	Q2
			7.2	Q3
Canadian Growth	3.4	3.7	2.6	Q1	1.7	3.0
			-0.3	Q2
Canadian CPI	2.1	1.7	3.1	Jan.-Sep.	2.8	1.9
Canadian Short-term	3.6	4.9	2.9	Jan.-Sep.	2.9	3.1
Interest Rate (%)
Canadian Long-term	7.3	7.3	6.6	Jan.-Sep.	6.6	6.5
Interest Rate (%)
Canadian Dollar (U.S. cents)	67.4	70.4	70.5	Jan.-Sep.	70.6	71.0

While Canada’s real GDP grew by 2.6 per cent in the first quarter of 2003 and fell at an annual rate of 0.3 per cent in the second quarter, the outlook for the remainder of 2003 and 2004 is brighter as concerns over SARS have diminished, restrictions on beef exports have been eased and the U.S. economy has started to gather strength. Low interest rates are also expected to provide the Canadian economy continued support.

The 2003-04 Budget forecast anticipated the Bank of Canada raising interest rates significantly in 2003 to curb inflationary pressures in the Canadian economy. The Bank of Canada did raise interest rates in March and April but evidence suggesting inflation is falling more quickly than previously thought has led to an assumption that further rate increases will be delayed until next year.

Through the first nine months of the year, Canadian short-term and long-term interest rates averaged 2.9 per cent and 6.6 per cent, respectively, well below the 2003-04 Budget assumptions of 3.6 per cent and 7.3 per cent. Because of the economic weakness, the current forecast sees both short-term and long-term interest rates averaging 2.9 per cent and 6.6 per cent, respectively, in 2003 and 3.1 per cent and 6.5 per cent in 2004, well below the assumed interest rate levels in the Budget.

The wide and widening Canada-U.S. interest rate gap has provided strong upward pressure on the Canadian dollar since mid-December 2002. The Canadian dollar, which began 2003 at 63.4 US cents, spent most of late May and early June around 73.5 cents, a 15 per cent appreciation to that point. The Canadian dollar has demonstrated strength through late summer and early autumn, averaging 70.5 US cents through the first nine months of 2003.

2003 Saskatchewan Economic Conditions

Provincial economic indicators available to the middle of 2003 reveal mixed results, but overall, point to an economy on a positive growth track.

  Consumer spending has continued to grow with retail trade rising 4.6 per cent in the first eight months of 2003. However, the number of new passenger vehicles sold decreased by 2.7 per cent over the same period.
  Housing starts have continued to climb, increasing 43.3 per cent in the first six months. The value of residential building permits went up 30.9 per cent through the end of August but industrial building permits went down 8.7 per cent.
  Overall, the value of manufacturing shipments went up 2.5 per cent through August driven by wood products (up 27.5 per cent), chemical products (up 19.5 per cent), printing and related products (up 10.3 per cent), fabricated metal products (up 6.0 per cent), food products (up 5.3 per cent) and computer and electronic products (up 5.1 per cent). However, several components experienced large reductions such as beverages (down 44.6 per cent), electrical equipment and appliances (down 39.7 per cent), machinery (down 12.6 per cent), non-metallic minerals (down 8.6 per cent) and transportation (down 7.3 per cent).
  In the resource sector, exceptionally strong oil and natural gas prices have catapulted oil and natural gas drilling as well as the value of oil and natural gas sales. Natural gas production was up 6.8 per cent in the first seven months of 2003. However, crude oil production was down 0.9 per cent through July. Through August, potash production was up 0.8 per cent relative to the previous year but potash sales were down 7.7 per cent through May.
  Importantly, employment increased by 6,440 in the first 10 months of 2003 as job gains in the non-farm sector of the economy more than offset losses in agriculture.

2003 Saskatchewan Economic Indicators(Per cent Change Unless Noted Otherwise)

	Change	Period Covered
Total Employment (persons)	6,440	Jan-Oct
Farm Employment (persons)	-3,650	Jan-Oct
Non-farm Employment (persons)	10,090	Jan-Oct
Unemployment Rate	5.7	Jan-Oct
CPI	2.5	Jan-Oct
Manufacturing Shipments	2.5	Jan-Aug
Retail Trade	4.6	Jan-Aug
Wholesales Trade	2.5	Jan-Aug
New Vehicle Sales	0.5	Jan-Aug
Housing Starts	43.3	Jan-June
Residential Building Permits	30.9	Jan-Aug
Industrial Building Permits	-8.7	Jan-Aug
Commercial Building Permits	16.0	Jan-Aug
Institutional/Government Building Permits	-14.3	Jan-Aug
Oil Production	-0.9	Jan-July
Oil Sales	15.1	Jan-July
Oil Wells Drilled	21.8	Jan-Aug
Natural Gas Production	6.8	Jan-July
Natural Gas Sales	99.5	Jan-July
Natural Gas Wells Drilled	54.0	Jan-Aug
Potash Production	0.8	Jan-Aug
Potash Sales	-7.7	Jan-May

The Mid-Year Saskatchewan Economic Outlook

In all, these indicators, the crop harvest, revised estimates of commodity prices and U.S. and Canadian growth, interest rates and the value of the Canadian dollar have led to a revised projection of 4.0 per cent real GDP growth for 2003 and 3.0 per cent for 2004.

In a broad, general fashion, the current projection of 4.0 per cent real GDP growth in 2003 can be reconciled to the 2003-04 Budget forecast of 6.8 per cent by examining sensitivities to the major assumptions.

Reconciliation of Real GDP Growth Rates

Impact on Growth Rate (Percentage points)
2003-04 Budget forecast	6.8
Impact due to:
2002 real GDP data revision	+0.7
Smaller crop harvest	-3.5
Higher Canadian dollar	-0.4
Lower interest rates	+0.4
Mid-year Real GDP growth rate forecast	4.0

In the spring, the private sector forecasters generally agreed that Saskatchewan’s economy would grow in 2003. But since each forecaster had a slightly different version of 2002 performance, and, thus, a different starting point, the concomitant growth rates they projected were different, ranging from a low of 2.6 per cent to a high of 3.7 per cent.

Over the course of the last six months, the private sector forecasters have all adopted Statistics Canada’s estimate of a 1.4 per cent decline in Saskatchewan’s real GDP in 2002. Without exception, they have all increased their respective projections for Saskatchewan’s real GDP growth rate for 2003. Currently, these projections range from a low of 3.1 per cent to a high of 5.8 per cent. The differences tend to relate to varying assumptions about the volume of crop harvest. Comparing the current forecast with the outside forecasts reveals the 4 per cent growth rate at the lower end of the range of private sector forecasts and below the average of 4.3 per cent.

Crop production is expected to increase, albeit modestly, to average levels next year and commodity prices, particularly for grains, oil, natural gas and potash, are expected to trend down. Thus, real economic growth is concomitantly expected to settle back to 3 per cent in 2004.

Nominal GDP, which managed to remain positive in 2002 due to relatively high oil and natural gas prices, is projected to rise 4.3 per cent in 2003 and flatten out in 2004 due to stabilizing prices.

Conclusion

Saskatchewan’s economic growth has once again been hampered by a smaller-than-average crop harvest. On the basis of an estimated 20.3 million tonnes of harvested crops, higher-than-expected oil and natural gas prices, lower Canadian growth and interest rates and stronger Canadian dollar, the provincial economy is projected to post 4.0 per cent growth in 2003.

A Quick Look at Saskatchewan (Per cent Change Unless Noted Otherwise)

	2002 Level	Budget Forecast		Current Forecast
		2003	2004	2003	2004
Real GDP	$30.3B	6.8	3.5	4.0	3.0
Nominal GDP	$34.7B	5.2	2.3	4.3	0.4
CPI	1.237(1992=1)	2.1	2.5	2.2	2.0
Employment (000s)	482.0	4.2	6.1	4.6	4.4
Unemployment Rate (%)	5.7	5.3	5.0	5.7	5.7

There is a possibility that the Canadian dollar could slide next year as the U.S. economy gains more strength and U.S. interest rates increase faster than Canadian interest rates. A stronger U.S. economy combined with a lower Canadian dollar would lend support to exports and add to economic growth. However, it is just as likely the Canadian dollar’s recent ascent could continue next year and, along with lower commodity prices, dampen exports and the overall economic performance of the province.

Commodity prices, however, are volatile and could, thus, be higher or lower than expected. Higher grain, oil, natural gas, potash and other commodity prices would support growth but lower commodity prices would detract from growth.

FINANCIAL OVERVIEW

The 2003-04 Budget presented in March estimated a General Revenue Fund (GRF) surplus of $134,000.

To the middle of the year, the financial position of the Province has deteriorated by $84.5 million from Budget, reflecting a $26.6 million increase in revenue, a $131.1 million increase in operating spending and a $20.0 million decrease in interest costs. The transfer from the Fiscal Stabilization Fund has been increased by $84.5 million to maintain a balanced budget.

General Revenue Fund 2003-04 Forecast

(In millions of dollars)	2003-04 Budget	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Revenue	$ 6,228.0	$ 6,200.8	$ 6,254.6	$ 26.6
Operating Expenditure	5,970.6	5,992.6	6,101.7	131.1
Operating Surplus	257.4	208.2	152.9	(104.5)
Less Interest	650.0	650.0	630.0	(20.0)
FSF Transfer	392.7	441.9	477.2	84.5
Surplus	$ 0.1	$ 0.1	$ 0.1	$ 0.0

Revenue

Provincial government revenue is now projected to be $26.6 million above the Budget estimate.

Own-source revenue is now projected to be $226.0 million above the Budget estimate, primarily reflecting higher oil and natural gas revenue.

  Oil revenue is now projected to be $202.8 million above the Budget estimate. The most significant factor in the revised forecast is higher world oil prices. The average price of West Texas Intermediate (WTI) oil for 2003-04 is now projected to be US$28.28 per barrel, an increase of US$4.28 from the Budget forecast of US$24.00 per barrel. In addition, revenue from the sale of petroleum and natural gas leases is now projected to be $156.9 million – an increase of $71.9 million from the Budget estimate of $85.0 million.
  Natural gas revenue is now projected to be $78.9 million above the Budget estimate. The increase reflects higher natural gas prices, drilling forecasts and production.
  Corporation Capital Tax revenue is now projected to be $15.0 million above the Budget estimate. The increase reflects higher oil and natural gas prices.

These increases are partially offset by decreases in potash and Individual Income Tax revenue.

  Potash revenue is now projected to be $63.0 million below the Budget estimate. The decrease reflects the appreciation of the Canadian dollar relative to the U.S. dollar, higher production costs and the introduction of new potash tax measures.
  Individual Income Tax revenue is now projected to be $25.5 million below the Budget estimate. The decrease reflects both preliminary assessment information for the 2002 taxation year and a revised economic forecast.

Transfers from the Government of Canada are now projected to be $199.4 million below the Budget estimate. The decrease primarily reflects lower Equalization payments and a lower Canada Health and Social Transfer (CHST).

  Equalization payments are now projected to be $165.0 million below the Budget estimate. The decrease is primarily due to revised population estimates based on the results of the 2001 Census and higher oil and natural gas revenue in 2003-04.
  CHST is now projected to be $42.5 million below the Budget estimate. The decrease is primarily due to revised population estimates resulting from the 2001 Census.

Operating Expenditure

Provincial government operating expenditure is projected to be $131.1 million above the Budget estimate.

Expenditure is projected to be above the Budget level in 12 of the 26 votes, with the largest increases occurring in six areas.

  Environment is projected to be $59.1 million above the Budget level due mainly to higher- than-expected forest fire management costs.
  Agriculture, Food and Rural Revitalization is projected to be $47.6 million above the Budget level mainly due to Bovine Spongiform Encephalopathy compensation programs to livestock producers.
  Chief Electoral Officer is projected to be $7.0 million above the Budget level due to the general election held on November 5, 2003 and the Carrot River Valley by-election held on June 26, 2003.
  Culture, Youth and Recreation is projected to be $6.8 million above the Budget level due mainly to a revised estimate of the expected utilization of tax credits from the Film Employment Tax Credit.
  Health is projected to be $5.3 million above the Budget level due mainly to utilization increases for out-of-province and provincial-based health services.
  Saskatchewan Property Management Corporation is projected to be $5.0 million above the Budget level due to the Wascana Lake deepening project.

Operating expenditure is projected to be below the Budget level in three of the 26 votes, with the largest decreases occurring in two areas.

  Industry and Resources is projected to be $2.9 million below the Budget level due to a delay in the Ethanol Fuel Tax Rebate program.
  Learning is projected to be $2.2 million below the Budget level due to a reduction in grants to the Student Aid Fund reflecting decreases in student loans and interest rates, partially offset by federal funding for library, language and training programs.

The remaining 11 votes are projected to be unchanged from the Budget level.

Interest Costs

Interest costs are projected to be $20.0 million below the Budget estimate, primarily reflecting the higher value of the Canadian dollar relative to the U.S. dollar and interest rates.

Fiscal Stabilization Fund Transfer

The Fiscal Stabilization Fund (FSF) was created in 2000-01 to stabilize the fiscal position of the Province from year-to-year and to facilitate the accomplishment of long-term objectives.

The Budget estimated a $392.7 million transfer from the FSF to the GRF. The current projection is for a transfer of $477.2 million.

Additionally, the FSF will receive a deposit of $79.3 million related to the CHST supplement and the diagnostic/medical equipment fund resulting from the 2003 First Ministers’ Accord on Health Renewal. The amounts were initially allocated over a three-year period, beginning in 2003-04, as reported by the federal government. Now, the additional $79.3 million reported for the funds in 2004-05 and 2005-06 will be brought into 2003-04 and, through the FSF, allocated to future years.

The result of these transfers will be a balance in the FSF of $179.1 million at the end of 2003-04.

BORROWING AND DEBT

Debt

The debt of the General Revenue Fund (GRF) consists of:

  Gross Debt — the amount of money owed to lenders; plus
  Guaranteed Debt — the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so; less
  Sinking Funds — the amount of money which has been set aside for the repayment of debt.

As shown below, the debt of the GRF at March 31, 2004 is currently projected to be $223.0 million less than estimated in the Budget.

The Province borrows for government and Crown corporations. Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt. Crown corporation debt is forecast to be $69.8 million lower than estimated in the Budget.

Summary of Debt as at March 31, 2004

(In millions of dollars)	2003-04 Budget	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporation Debt	$ 3,719.2	$ 3,667.9	$ 3,649.4	$ (69.8)
Government Debt	8,395.7	8,281.4	8,242.5	(153.2)
Total Debt	$ 12,114.9	$ 11,949.3	$11,891.9	$(223.0)

Government debt at March 31, 2004 is currently forecast to be $153.2 million lower than estimated in the Budget. This decrease is due to:

  A drawdown of cash balances — $ 177.4 million
  A decrease in the value of U.S. dollar denominated debt (68.06 cents to 71.80 cents) — $ 63.2 million partially offset by increases to fund:

  Withdrawal from the Fiscal Stabilization Fund — $ 84.5 million
  Other cash requirements — $ 2.9 million

Debt by Purpose as at March 31, 2004
(In millions of dollars)	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporation Debt
Agricultural Credit Corporation of Saskatchewan	$12.0	$12.7	$19.2	$7.2
Crown Investments Corporation of Saskatchewan	18.9	21.8	--	(18.9)
Education Infrastructure Financing Corporation	70.5	70.2	57.8	(12.7)
Information Services Corporation of Saskatchewan	67.6	66.9	66.9	(0.7)
Investment Saskatchewan Inc.	--	--	15.2	15.2
Municipal Financing Corporation of Saskatchewan	13.4	14.4	14.4	1.0
Saskatchewan Crop Insurance Corporation	105.0	105.0	180.0	75.0
Saskatchewan Development Fund	0.8	0.8	0.8	--
Saskatchewan Housing Corporation	72.9	84.0	84.0	11.1
Saskatchewan Opportunities Corporation	149.1	149.1	154.7	5.6
Saaskatchewan Power Corporation	1,945.6	1,923.8	1,856.1	(89.5)
Saskatchewan Property Management Corporation	4.1	4.1	4.1	--
Saskatchewan Telecommunications	502.8	414.1	396.3	(106.5)
Saskatchewan Water Corporation	62.5	56.9	55.7	(6.8)
Saskatchewan Watershed Authority	0.5	0.5	1.0	0.5
SaskEnergy Incorporated	693.5	743.6	743.2	49.7
Total Crown Corporation Debt	$3,719.2	$3,667.9	$3,649.4	$(69.8)
Government Debt	8,395.7	8,281.4	8,242.5	(153.2)
Total Debt	$12,114.9	$11,949.3	$11,891.9	$(223.0)

Borrowing

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province’s 2003-04 borrowing requirements are projected to be $1,062.0 million, $181.6 million lower than estimated in the Budget due to lower requirements for both government purposes ($110.0 million) and Crown corporations ($71.6 million).

FINANCIAL TABLES

2003-04 Mid-Year Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Revenue, Expenditure and Surplus

(In Millions of Dollars)	2003-04 Budget	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Revenue	$6,228.0	$6,200.8	$6,254.6	$26.6
Operating Expenditure	5,970.6	5,992.6	6,101.7	131.1
Operating Surplus	257.4	208.2	152.9	(104.5)
Less Interest	650.0	650.0	630.0	(20.0)
FSF Transfer	392.7	441.9	477.2	84.5
Surplus	$0.1	$0.1	$0.1	$0.0

2003-04 Mid-Year Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Revenue

(In Thousands of Dollars)	2003-04 Budget	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Corporation Capital	$363,300	$363,300	$378,300	$15,000
Corporation Income	340,900	340,900	337,900	(3,000)
Fuel	350,400	353,200	353,200	2,800
Individual Income	1,275,100	1,275,100	1,249,600	(25,500)
Sales	851,700	851,700	851,700	0
Tobacco	167,100	168,300	168,300	1,200
Other	73,600	77,100	77,100	3,500
Taxes	$3,422,100	$3,429,600	$3,416,100	$(6,000)
Natural Gas	$119,100	$203,300	$198,000	$78,900
Oil	490,100	580,900	692,900	202,800
Potash	165,900	147,000	102,900	(63,000)
Other	41,700	41,700	42,400	700
Non-Renewable Resources	$816,800	$972,900	$1,036,200	$219,400
Crown Investments Corporation	$200,000	$200,000	$200,000	$0
Saskatchewan Liquor and Gaming Authority	346,000	346,000	346,000	0
Other Enterprises and Funds	54,200	62,100	56,100	1,900
Transfers from Crown Entities	$600,200	$608,100	$602,100	$1,900
Fines, Forfeits and Penalties	$12,900	$12,400	$11,300	$(1,600)
Interest, Premium, Discount and Exchange	49,700	49,700	49,700	0
Motor Vehicle Fees	122,200	122,200	122,200	0
Other Licences and Permits	42,200	42,600	42,600	400
Sales, Services and Service Fees	77,500	77,500	85,900	8,400
Transfers from Other Governments	14,700	14,700	18,200	3,500
Other	15,000	15,000	15,000	0
Other Revenue	$334,200	$334,100	$344,900	$10,700
Own-Source Revenue	$5,173,300	$5,344,700	$5,399,300	$226,000
Canada Health and Social Transfer	$687,800	$677,800	$645,300	$(42,500)
Equalization Payments	172,300	(17,100)	7,300	(165,000)
Other	194,600	195,400	202,700	8,100
Transfers from the Government of Canada	$1,054,700	$856,100	$855,300	$(199,400)
Revenue	$6,228,000	$6,200,800	$6,254,600	$26,600

2003-04 Mid-Year Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Expenditure

(In Thousands of Dollars)	2003-04 Budget	1st Quarter Project	Mid-Year Projection	Mid-Year Change from Budget
Executive Branch of Government
Agriculture, Food and Rural Revitalization	$251,818	$251,818	$299,459	$47,641
Centenary Fund	29,000	29,000	29,000	0
Community Resources and Employment	605,963	605,963	604,963	(1,000)
Corrections and Public Safety	118,550	118,550	120,095	1,545
Culture, Youth and Recreation	43,698	43,698	50,502	6,804
Environment	139,743	161,543	198,858	59,115
Executive Council	7,409	7,409	7,409	0
Finance	39,489	39,489	39,489	0
- Public Service Pensions and Benefits	200,174	200,174	200,174	0
Government Relations and Aboriginal Affairs	190,346	190,346	192,235	1,889
Health	2,526,794	2,526,794	2,532,134	5,340
Highways and Transportation	296,192	296,192	296,192	0
Industry and Resources	77,541	77,541	74,681	(2,860)
Information Technology Office	5,365	5,365	5,365	0
Justice	190,947	190,947	193,045	2,098
Labour	14,246	14,246	14,596	350
Learning	1,057,155	1,057,155	1,054,922	(2,233)
- Teachers' Pensions and Benefits	108,261	108,261	108,261	0
Northern Affairs	5,519	5,519	5,519	0
Public Service Commission	8,554	8,554	8,810	256
Sask. Property Management Corporation	17,608	17,608	22,608	5,000
Saskatchewan Research Council	7,964	7,964	7,964	0
Legislative Branch of Government
Chief Electoral Officer	811	1,021	7,771	6,960
Conflict of Interest Commissioner	122	122	122	0
Information and Privacy Commissioner	306	306	306	0
Legislative Assembly	18,465	18,465	18,665	200
Ombudsman and Children's Advocate	2,771	2,771	2,771	0
Provincial Auditor	5,755	5,755	5,755	0
Operating Expenditure	$5,970,566	$5,992,576	$6,101,671	$131,105
Servicing the Public Debt	650,000	650,000	630,000	(20,000)
Expenditure	$6,620,566	$6,642,576	$6,731,671	$111,105

2003-04 Mid-Year Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Borrowing Requirements

(In Thousands of Dollars)	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Borrowing for Crown Corporations
Agricultural Credit Corporation of Saskatchewan	$1,900	$2,600	$9,150	$7,250
Crown Investments Corporation of Saskatchewan	3,700	6,700	--	(3,700)
Education Infrastructure Financing Corporation	32,400	32,400	20,000	(12,400)
Information Services Corporation of Saskatchewan	3,000	2,300	2,300	(700)
Municipal Financing Corporation of Saskatchewan	600	5,000	5,000	4,400
Saskatchewan Crop Insurance Corporation	--	--	67,000	67,000
Saskatchewan Opportunities Corporation	8,200	8,200	25,000	16,800
Saskatchewan Power Corporation	193,000	170,000	141,800	(51,200)
Saskatchewan Telecommunications Holding Corporation	113,700	25,200	13,400	(100,300)
Saskatchewan Water Corporation	14,200	8,600	7,400	(6,800)
Saskatchewan Watershed Authority	500	500	1,000	500
SaskEnergy Incorporated	--	7,900	7,500	7,500
Borrowing for Crown Corporations	$371,200	$269,400	$299,550	$(71,650)
Borrowing for Government	872,458	742,369	762,468	(109,990)
Total Borrowing Requirements	$1,243,658	$1,011,769	$1,062,018	$(181,640)

2003-04 Mid-Year Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Debt

(In Thousands of Dollars)	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Gross Debt
Crown Corporation Debt
Agricultural Credit Corporation of Saskatchewan	$12,000	$12,700	$19,250	$7,250
Crown Investments Corporation of Saskatchewan	24,619	27,619	--	(24,619)
Education Infrastructure Financing Corporation	70,624	70,624	58,224	(12,400)
Information Services Corporation of Saskatchewan	67,606	66,906	66,906	(700)
Investment Saskatchewan Incorporated	--	--	20,919	20,919
Municipal Financing Corporation of Saskatchewan	13,398	14,391	14,391	993
Saskatchewan Crop Insurance Corporation	105,000	105,000	180,000	75,000
Saskatchewan Housing Corporation	75,955	87,004	87,004	11,049
Saskatchewan Opportunities Corporation	154,000	154,000	159,600	5,600
Saskatchewan Power Corporation	2,076,259	2,054,149	1,982,364	(93,895)
Saskatchewan Property Management Corporation	5,500	5,500	5,500	--
Saskatchewan Telecommunications Holding Corporation	542,101	453,601	434,141	(107,960)
Saskatchewan Water Corporation	66,752	61,152	59,952	(6,800)
Saskatchewan Watershed Authority	500	500	1,000	500
SaskEnergy Incorporated	720,286	770,386	769,986	49,700
Crown Corporation Debt	$3,934,600	$3,883,532	$3,859,237	$(75,363)
Government Debt	9,039,315	8,909,253	8,862,223	(177,092)
Gross Debt	$12,973,915	$12,792,785	$12,721,460	$(252,455)
Guaranteed Debt
Crown Corporations	$6,675	$6,347	$6,347	$(328)
Other	116,873	133,216	125,473	8,600
Guaranteed Debt	$123,548	$139,563	$131,820	$8,272
Equity in Sinking Funds
Crown Corporations	$222,047	$221,925	$216,111	$(5,936)
Government	760,511	761,088	745,228	(15,283)
Equity in Sinking Funds	$982,558	$983,013	$961,339	$(21,219)
Total Debt	$12,114,905	$11,949,335	$11,891,941	$(222,964)
Crown Corporation Debt	$3,719,228	$3,667,954	$3,649,473	$(69,755)
Government Debt	8,395,677	8,281,381	8,242,468	(153,209)
Total Debt	$12,114,905	$11,949,335	$11,891,941	$(222,964)

2003-04 Mid-Year Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Guaranteed Debt

(In Thousands of Dollars)	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Guaranteed Debt for Crown Corporations
The Power Corporation Act
National Trust Company	$5,495	$5,495	$5,495	$--
Luscar Ltd.	157	--	--	(157)
Saskatchewan Power Savings Bonds
Series I to Series VII (matured)	52	52	52	--
The Saskatchewan Development Fund Act
Guaranteed Investments	814	800	800	(14)
The Saskatchewan Telecommunications Act
TeleBonds (matured)	157	--	--	(157)
Guaranteed Debt for Crown Corporations	$6,675	$6,347	$6,347	$(328)
Other Guaranteed Debt
The Farm Financial Stability Act
Breeder Associations Loan Guarantees	$18,831	$18,000	$18,000	$(831)
Feeder Associations Loan Guarantees	13,931	13,000	12,000	(1,931)
Agricultural Income Disaster Assistance Program	24	28	28	4
Individual Feedlot Loan Guarantees	5,000	4,000	4,000	(1,000)
Feedlot Facilities Loan Guarantees	3,000	2,000	2,000	(1,000)
The Housing and Special Care Homes Act
Senior Citizens' Housing	57	57	57	--
The Industry and Commerce Development Act
Saskferco Products Inc.	29,355	48,242	43,935	14,580
The NewGrade Energy Inc. Act
NewGrade Energy Inc.	46,525	47,689	45,203	(1,322)
The Student Assistance and Student Aid Fund Act	150	200	250	100
Borrowing for Government	$116,873	$133,216	$125,473	$8,600
Total Guaranteed Debt	$123,548	$139,563	$131,820	$8,272

Appendix 1 -  Major Federal Transfers
                       Update Since The Budget

GENERAL

  Saskatchewan receives two major transfers from the federal government – the Canada Health and Social Transfer (CHST) and Equalization.
  For 2003-04, it is projected that CHST and Equalization transfers will total $652.6 million, a decrease of $207.5 million from Budget Estimate of $860.1 million.

               — CHST transfers are expected to be $42.5 million lower than the Budget Estimate.
               — Equalization transfers are expected to be $165.0 million lower than the Budget Estimate.

CHST

  For 2003-04, it is projected that CHST transfers will be $645.3 million, $42.5 million lower than the Budget Estimate of $687.8 million.
  This decline is entirely due to the revised population figures resulting from the 2001 Census that shows lower population figures relative to the previous estimates. Since the CHST is allocated among the provinces on a per capita basis, a lower population results in lower CHST transfers.

EQUALIZATION

  For 2003-04, it is projected that Equalization transfers will be $7.3 million, $165.0 million lower than the Budget Estimate.
  The decline in Equalization is the result of the following four factors.

               —Revised population figures based on the results of the 2001 Census significantly reduced transfers to Saskatchewan.
               —Updated personal and corporate income data indicates a smaller share of assessments attributable to Saskatchewan, increasing                    entitlements. In addition, in the corporate base, other data updates such as capital gains refunds and income eligible for the                    low tax rate translated into an increase in the standard and a lower fiscal capacity for Saskatchewan, further increasing                    entitlements.
               — Higher oil and natural gas revenues for 2003-04 translate into lower Equalization transfers.
               — Numerous other revenue and economic data updates were incorporated into the program by the federal government in their                    October 2003 estimates for all years open to revision (2000-01 to 2003-04). These updates generally reflected an increase in                    the standard relative to Saskatchewan, increasing entitlements.

Change in Equalization Entitlements - Budget Estimate to the Mid-Year Forecast

($ millions)	2000-01	2001-02	2002-03	2003-04	Total
Revised population figures (i.e., Census)[1]	0	(60)	(60)	(76)	(196)
Lower shares of personal and corporate income[2]	--	--	--	124	124
Higher 2003-04 oil and natural gas revenues	--	--	--	(135)	(135)
Other data updates	10	25	27	(20)	42
Net Change	10	(35)	(33)	(107)	(165)

1.  The revised population figures had no net effect on Saskatchewan’s 2000-01 entitlements since Saskatchewan is receiving a floor payment in respect of that year (i.e., a decline in      entitlements is offset by a similar increase in the floor payment).
2.  Includes the effect of other data updates in these two bases.

CENSUS IMPACTS

The following table highlights the combined impact on Equalization and CHST transfers to Saskatchewan of the revised population figures based on the results of the 2001 Census.

Change in Federal Transfers - Census Impacts

($ millions)	2000-01	2001-02	2002-03	2003-04	Total
Equalization (net of floor payment)*	0	(60)	(60)	(76)	(196)
CHST	(10)	(10)	(11)	(11)	(42)
Total Change	(10)	(70)	(71)	(87)	(238)

*   Saskatchewan is receiving a floor payment in respect of 2000-01 that offsets the decline in the Equalization entitlements associated with the revised population figures for that year.

Appendix 2 -  Income Tas Forecasts

GENERAL

The 2003-04 Personal Income Tax (PIT) and Corporate Income Tax (CIT) revenue forecasts have been revised to take into account initial assessment data with respect to the 2002 taxation year and revisions to federal and provincial economic forecasts.

PERSONAL INCOME TAX

The Budget forecast assumed income growth of 4.0 per cent in 2002, 2.8 per cent in 2003 and 3.3 per cent in 2004. Initial assessment data for the 2002 taxation year indicates that income growth was only approximately 2.5 per cent. Expected income growth for 2003 and 2004 remains unchanged.

The reduced level of income growth in 2002 impacts expected PIT revenues for the 2002, 2003 and 2004 taxation years. This is because the tax base in 2002 is smaller than previously forecast, resulting in smaller tax bases for each successive taxation year. As a result of these factors, the 2003-04 PIT revenue forecast is reduced from the Budget forecast by $25.5 million.

CORPORATE INCOME TAX

Initial assessment data for the 2002 taxation year indicates that the size of the national tax base is slightly larger than previously predicted. In addition, revised federal forecasts indicate a stronger national tax base in 2003. These factors would have a positive impact on expected CIT revenues for the 2002 and 2003 taxation years. However, the 2002 assessment data also indicates that Saskatchewan’s share of the base has declined from a Budget estimate of 2.25 per cent to 2.0 per cent. This has prompted a reduction in the forecasted Saskatchewan share of the base for 2003 and 2004.

The 2003-04 CIT payments are based on federal estimates. Due to the timing of payment re-estimates by the federal government, the forecast reduction in Saskatchewan’s share of the national tax base for 2002 will have only a slight impact on 2003-04 CIT revenue. However, 2004-05 CIT revenue will experience the impact of this share reduction in both the 2004 payments and the 2003 prior year adjustment.